INDEPENDENT AUDITORS' CONSENT


The  Board  of  Directors
MacDermid,  Incorporated:

We consent to incorporation by reference in the Registration Statement No. 333-89185 dated October 15, 1999 on Form S-8 of MacDermid, Inc. Profit Sharing and Employee Stock Ownership Plan of our report dated April 15, 2003, relating to the statements of net assets available for plan benefits of the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2002 and for the nine months ended December 31, 2001, and the supplemental schedule, which report appears in the December 31, 2002 annual report on Form 11-K of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan.

                         KPMG,  LLP


Hartford,  Connecticut
June  18,  2003